November 6, 2009

Via Edgar and Overnight Courier

Terence O'Brien
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Re:	NIKE, Inc.
Form 10K for Fiscal Year Ended May 31, 2009
Definitive Proxy Statement on Schedule 14A filed July 27, 2009
File No. 1-10635

Dear Mr. O'Brien:

We are in receipt of the Staff’s letter dated October 23, 2009 relating to our Form 10-K for the year ended May 31, 2009 and the Definitive Proxy Statement on Schedule 14A filed July 27, 2009 (the “comment letter”).  We will respond to the comment letter by no later than November 25, 2009.

Very truly yours,

/s/ Donald W. Blair

Donald W. Blair

Vice President and Chief Financial Officer